UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

M ay 17, 2023 (May 17, 2023)

FORBION EUROPEAN ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41148	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, Delaware	19807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 732 838-4533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FRBN	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FRBNW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	FRBNU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement

Business Combination Agreement

On May 16, 2023, Forbion European Acquisition Corp. (“FEAC”) entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with enGene, Inc., a corporation incorporated under the laws of Canada (“enGene”), and enGene Holdings Inc., a corporation incorporated under the laws of Canada (“Newco”).

The Business Combination Agreement contemplates that the proposed business combination among FEAC, enGene and Newco (the “Business Combination”) will be completed through, among others, the following series of transactions:

•

FEAC shall incorporate or cause to be incorporated Can Merger Sub as a corporation under the laws of Canada and a direct wholly owned subsidiary of FEAC (“Can Merger Sub”) and Newco shall incorporate or cause to be incorporated Cayman Merger Sub as a Cayman Islands exempted company and a direct wholly-owned subsidiary of Newco (“Cayman Merger Sub”);

•

pursuant to a Sponsor and Insiders Letter Agreement entered into concurrently with the execution and delivery of the Business Combination Agreement (the “Sponsor and Insiders Letter Agreement”), Forbion Growth Sponsor FEAC I B.V., a private limited liability company incorporated in The Netherlands (the “Sponsor”) has agreed to surrender, after giving effect to the conversion of all or part of the principal amount outstanding under loans made by the Sponsor to FEAC into private placement warrants of FEAC (“FEAC Private Placement Warrants”), 1,789,004 FEAC Class B shares and 5,463,381 FEAC Private Placement Warrants, as a contribution to the capital of FEAC and for no consideration (the “Surrender”), effective immediately prior to the Class B Conversion (as defined below) on the day which is two (2) business days prior to the Closing Date (as defined below);

•

on the day which is two (2) business days prior to the Closing Date, each FEAC Class B share that remains outstanding following the Surrender shall be exchanged for one FEAC Class A share (the “Class B Conversion”);

•

on the day which is one (1) business day prior to the Closing Date, Cayman Merger Sub will merge with and into FEAC with FEAC as the surviving entity pursuant to a plan of merger under the laws of the Cayman Islands (the “Cayman Merger”);

•

concurrently with the Cayman Merger, and effective at the same time the Cayman Merger becomes effective under Cayman Islands law, (i) Newco will assume the warrants of FEAC to purchase one FEAC Class A share at an exercise price of $11.50 per share (as so assumed, “Newco Warrants”) pursuant to a warrant assignment, assumption and amendment agreement to be entered into on or around the Closing Date, and (ii) Newco will redeem the initial Class A common shares of Newco (the “Newco Shares”) held by the sole shareholder of Newco for an amount equal to the amount of capital that the sole shareholder of Newco contributed for purposes of the incorporation of Newco (such transactions, together with the Cayman Merger, the “Cayman Reorganization”);

•

following the Cayman Reorganization, FEAC will file an election to change its classification for U.S. federal income tax purposes from a corporation to an entity disregarded as separate from its owner Newco, to be effective as of the beginning of the Closing Date (the “U.S. Entity Classification Election” and, together with the Cayman Reorganization, the “FEAC Reorganization”);

•

on the Closing Date, subsequent to the FEAC Reorganization becoming effective, FEAC will sell to Newco, and Newco will purchase, all of the outstanding common shares of Can Merger Sub (the “Can Merger Sub Share Sale”);

•

subsequent to the Can Merger Sub Share Sale, Can Merger Sub and the Company will amalgamate under Section 192 of the Canada Business Corporations Act pursuant to a plan of arrangement (the “Amalgamation”; the date of the Amalgamation being the “Closing Date”), and pursuant to the Amalgamation, (i) each enGene share outstanding immediately prior to the Amalgamation shall be exchanged for Newco Shares at an agreed upon exchange ratio set out in the Amalgamation plan of arrangement (the “Company Exchange Ratio”) and each enGene warrant outstanding immediately prior to the Amalgamation shall be exchanged for Newco Warrants per the Company Exchange Ratio; (ii) each Can Merger Sub share outstanding immediately prior to the Amalgamation shall be exchanged for one common share in the authorized share capital of the amalgamated entity; (iii) in consideration for the issuance of Newco Shares, the amalgamated entity shall issue its common shares to Newco; and

•

following the Amalgamation, Newco will continue from being a corporation incorporated under and governed by the Canada Business Corporations Act to a company continued to and governed by the Business Corporations Act (British Columbia).

The transactions described above, together with the other transactions contemplated by the Business Combination Agreement, are hereinafter referred to as the “Transactions”.

Concurrently with the execution and delivery of the Business Combination Agreement, FEAC, Newco and enGene, among other parties, entered into the enGene Voting Agreement (the “enGene Voting Agreement”), the enGene Lock-Up Agreement (the “enGene Lock-Up Agreement”), and the FEAC Voting Agreement (the “FEAC Voting Agreement”) pursuant to which certain shareholders of enGene and FEAC, respectively, agreed to vote in favor of the Transactions to which it is a party and to certain transfer restrictions in respect of FEAC shares and Newco Shares, as applicable.

The Business Combination Agreement contains customary representations and warranties and covenants. The Business Combination is expected to close in the second half of 2023, subject to the satisfaction of customary closing conditions.

The Business Combination Agreement and the Transactions were approved by the boards of directors of each of FEAC and enGene.

A copy of the Business Combination Agreement, the Sponsor and Insiders Letter Agreement, the enGene Voting Agreement, the enGene Lock-Up Agreement and the FEAC Voting Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof, and the foregoing description of each of the Business Combination Agreement, the Sponsor and Insiders Letter Agreement, the enGene Voting Agreement, the enGene Lock-Up Agreement and the FEAC Voting Agreement is qualified in its entirety by reference thereto.

Subscription Agreements and Side Letter Agreements

On May 16, 2023, FEAC, Newco and certain investors (the “PIPE Investors”) entered into subscription agreements (the “Subscription Agreements” and each a “Subscription Agreement”) pursuant to which, among other things, the PIPE Investors have agreed, subject to the completion of each element of the Transactions (other than those Transactions that are scheduled to be completed following the Closing Date), to subscribe for and purchase, and FEAC has agreed that it will issue and sell to the PIPE Investors (which obligation will be assumed (the “Assumption”) by Newco after the completion of the FEAC Reorganization and prior to the consummation of the PIPE Financing (as defined below)) the number of FEAC Class A shares (or after the Assumption, Newco Shares) provided for in the applicable Subscription Agreement in exchange for the purchase price of $10.25 per FEAC Class A share (or after the Assumption, Newco Share) (as amended by the Side Letter Agreements (as defined below, the “PIPE Financing”). Pursuant to the Subscription Agreements, the PIPE Investors have collectively subscribed for 5,550,408 FEAC Class A shares (or after the Assumption, Newco Shares) for an aggregate purchase price equal to $56,891,682.00.

Immediately following the execution and delivery of the Subscription Agreements, FEAC and Newco entered into a side letter with each PIPE Investor (the “Side Letter Agreement” and collectively, the “Side Letter Agreements”) to amend the relevant Subscription Agreement and which, together with the relevant Subscription Agreement, reflects the total number of FEAC Class A shares and FEAC warrants to be issued by FEAC (or after the Assumption, the total number of Newco Shares and Newco Warrants to be issued by Newco) pursuant to the PIPE Financing in consideration of the purchase price set forth in the relevant Subscription Agreement.

A copy of the form of Subscription Agreement and Side Letter Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof, and the foregoing description of each of the Subscription Agreements and the Side Letter Agreements is qualified in its entirety by reference thereto.

Non-Redemption Agreement

On May 16, 2023, Newco, FEAC and a FEAC shareholder that is the beneficial owner of 166,665 FEAC Class A shares entered into a non-redemption agreement (the “Non-Redemption Agreement”), pursuant to which, among others, FEAC will issue additional FEAC Class A shares and FEAC warrants (or after the Assumption, Newco will issue additional Newco Shares and Newco Warrants) to such FEAC shareholder in consideration of such FEAC shareholder’s commitment not to redeem its FEAC Class A shares in connection with the approval of the Business Combination by the shareholders of FEAC (the “Non-Redemption Transaction”).

A copy of the form of Non-Redemption Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof and the foregoing description of the Non-Redemption Agreement is qualified in its entirety by reference thereto.

Certain enGene Indebtedness

Prior to the execution and delivery of the Business Combination Agreement, enGene agreed to certain modifications of existing convertible indebtedness in an aggregate principal amount of $18.4 million (the “Amended 2022 Convertible Notes” and, together with the enGene warrants to be issued by enGene as consideration for such modifications, the “Amended 2022 Financing”). Concurrently with the execution and delivery of the Business Combination Agreement, enGene entered into agreements pursuant to which it will issue new convertible indebtedness and enGene warrants (i) for cash in an aggregate principal amount of $30.0 million and (ii) in repayment of certain outstanding indebtedness in an aggregate principal amount of $8.0 million (collectively, the “2023 Convertible Notes” and, together with the enGene warrants purchased concurrently, the “2023 Financing”; the 2023 Financing together with the Amended 2022 Financing, the “Convertible Bridge Financing”). The Convertible Bridge Financing indebtedness will be converted in the Transactions into that number of common shares of enGene that, when exchanged at the Company Exchange Ratio, shall equal that number of FEAC Class A shares (or after the Assumption, Newco Shares) that the holders of such indebtedness would have received if they subscribed for FEAC Class A shares (or after the Assumption, Newco Shares) on the same terms as the PIPE Financing.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report under the captions “Subscription Agreements and Side Letter Agreements,” “Non-Redemption Agreement” and “ Certain enGene Indebtedness” is incorporated by reference herein. The securities to be issued in connection with the Business Combination Agreement pursuant to the PIPE Financing, the Non-Redemption Transaction and in respect of enGene’s Convertible Bridge Financing will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01.	Regulation FD Disclosure.

On May 17, 2023, FEAC and enGene issued a Joint Press Release (the “Joint Press Release”) announcing the execution of the Business Combination Agreement.

Also on May 17, 2023, FEAC and enGene released an investor presentation that will be used by FEAC and enGene with respect to the Business Combination (the “Investor Presentation”).

Copies of the Joint Press Release and Investor Presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing

Forward-Looking Statements

The information in this Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding enGene’s and FEAC’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report may include, for example, statements regarding: enGene’s research and development programs, regulatory and business strategy, future development plans, and management; enGene’s ability to advance product candidates and the timing or likelihood of regulatory filings and approvals; statements regarding FEAC’s or enGene’s ability to consummate the proposed Business Combination.

All forward-looking statements are based on estimates and assumptions that, while considered reasonable by FEAC and its management and enGene and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond FEAC’s and enGene’s control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FEAC and enGene. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against FEAC, enGene, Newco or others following this announcement of the proposed Business Combination and the definitive agreements with respect thereto; the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of FEAC or enGene, or to satisfy other conditions to closing; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; the ability of the combined company to meet stock exchange listing standards following the consummation of the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of enGene as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the net cash proceeds to the combined company following redemptions and transaction expenses; risks applicable to enGene’s business, including the extensive regulation of all aspects of enGene’s business, competition from other existing or newly developed products and treatments; risks associated with the protection of intellectual property, the combined company’s ability to raise additional capital to fund its produce development activity, and its ability to maintain key relationships and to attract and retain talented personnel; costs related to the proposed Business Combination; changes in applicable laws or regulations; the possibility that enGene or the combined company may be adversely affected by changes in domestic and foreign business, market, financial, political, legal conditions and laws and regulations; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; enGene’s estimates of expenses; or other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in FEAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or other documents filed or to be filed from time to time by FEAC or Newco with the SEC.

Any forward-looking statement speaks only as of the date on which it was made. FEAC and enGene anticipate that subsequent events and developments will cause FEAC and enGene’s assessments to change. While FEAC and enGene may elect to update these forward-looking statements at some point in the future, FEAC and enGene specifically disclaim any obligation to do so, unless required by applicable law. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

enGene and FEAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report and such liability is expressly disclaimed.

Additional Information About the Proposed Business Combination and Where To Find It

In connection with the Business Combination Agreement and the proposed Business Combination, which will be the surviving public company of the Business Combination, intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the proposed Business Combination, which will include a preliminary proxy statement/prospectus. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Newco or FEAC has filed or may file with the SEC in connection with the proposed Business Combination. After the registration statement on Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of FEAC as of a record date to be established for voting on the proposed Business Combination and the other proposals regarding the proposed Business Combination set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of FEAC are urged to carefully read the entire proxy statement/prospectus, when it becomes available, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the proposed Business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters. FEAC investors and shareholders will also be able to obtain copies of the preliminary and definitive proxy statements/prospectuses, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Forbion European Acquisition Corp., Gooimeer 2-35, 1411 DC Naarden, The Netherlands, Attention: Cyril Lesser.

Participants in the Solicitation

FEAC, enGene, Newco and their respective directors, managers, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from FEAC’s shareholders with respect to the proposed Business Combination under the rules of the SEC. FEAC’s investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of FEAC’s directors and officers, without charge, in FEAC’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. Such information with respect to enGene’s and Newco’s directors and executive officers will also be included in the proxy statement/prospectus.

No Offer or Solicitation

This Current Report is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated May 17, 2023.

99.2	Investor Presentation, dated May 17, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2023

FORBION EUROPEAN ACQUISITION CORP.

By:	/s/ Jasper Bos
Name:	Jasper Bos
Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit 99.1

enGene, Inc. and Forbion European Acquisition Corp. (“FEAC”, Nasdaq: FRBN) Announce

Business Combination Agreement to

Create Nasdaq-Listed Biotechnology Company Developing Next-Generation Non-Viral, Locally

Administered Gene Therapies

•

Leading institutional investors commit $135 million USD in transaction financing, anchored by FEAC’s sponsor, Forbion Growth Sponsor FEAC I B.V. (together with its parent entity Forbion Growth Opportunities Fund I Cooperatief U.A., “Forbion Growth”).

•

enGene is a clinical-stage biotechnology company developing non-viral gene therapies based on its proprietary dually derivatized chitosan (“DDX”) platform that are re-dosable, manufacturable at scale and designed to be seamlessly integrated into community clinical practices across the globe.

•

Net proceeds are expected to be used to finance enGene’s operations through multiple potential value inflection milestones towards a potential Biologics License Application (“BLA”) submission in 2025 for detalimogene voraplasmid (EG-70), enGene’s intravesical candidate for BCG-unresponsive, non-muscle invasive bladder cancer (NMBIC) with carcinoma-in-situ (“CIS”).

•	Business combination is expected to be completed in H2 2023.

Montreal, Canada & Naarden, The Netherlands, May 17, 2023 — enGene, Inc. (“enGene”), a clinical-stage biotechnology company pioneering novel non-viral gene therapies for local administration into mucosal tissues, and Forbion European Acquisition Corp. (“FEAC,” Nasdaq: FRBN), a special purpose acquisition company, today announced that they have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company will be named “enGene Holdings Inc.” whose common shares are expected to be listed on Nasdaq. The financing for the transaction includes Forbion Growth’s existing investment in FEAC Class A shares of $20 million and a PIPE investment, other private investment and non-redemption commitment of approximately $115 million, anchored by Forbion Growth, with the participation of new leading institutional investors including, among others, BVF Partners, Omega Funds, Cowen Healthcare Investments, Investissement Québec, Vivo Capital, Northleaf Capital Partners and CTI Life Sciences Fund III, along with existing enGene investors Forbion Ventures III, Fonds de solidarité FTQ and Lumira Ventures.

Net proceeds are expected to be used to fund the clinical development of intravesical detalimogene voraplasmid (EG-70), a monotherapy for Bacillus Calmette-Guérin (BCG)-unresponsive NMIBC with CIS through significant milestones. The transaction is further expected to support the development of earlier pipeline programs in gynecological/genitourinary (GYN/GU) malignancies and respiratory diseases.

“While gene therapy has fundamentally changed treatment outcomes for patients with challenging illnesses, the products themselves are often difficult to manufacture and administer,” said Jason Hanson, J.D., CEO of enGene. “Our mission at enGene is to broaden the reach of gene therapy by creating safe, locally deliverable, non-viral therapies while freeing physicians from the onerous handling procedures typically required by viral-based gene therapy products. The proposed business combination with FEAC will enable us to build on the favorable safety and promising preliminary efficacy data from the Phase 1 portion of our Phase 1/2 LEGEND clinical trial of intravesical detalimogene voraplasmid, which we believe has the potential to set a new bar for organ-sparing NMIBC treatments and serve as the cornerstone of a multi-indication franchise.”

“By the time patients are diagnosed with BCG-refractory NMIBC with CIS, most have already endured several courses of invasive multi-modal therapy, often involving surgery, intravesical chemotherapy, and BCG immunotherapy,” said Jasper Bos, Ph.D., CEO of FEAC. “Based on the Phase I results, we believe that detalimogene voraplasmid is likely to show meaningful monotherapy efficacy against this challenging backdrop, and it does not require the accompanying use of an indwelling device or co-administration with BCG or anti-PD-1/anti-PD-L1 agent. Moreover, in our view enGene’s DDX delivery platform holds promise for multiple difficult-to-treat diseases and FEAC is delighted to partner with enGene as we continue the growth and transformation of the company with the resources of FEAC supporting this mission.”

enGene and EG-70 Highlights

enGene’s proprietary DDX platform enables nucleic acid cargoes such as non-viral gene therapies to be dosed directly into the lumen of mucosal tissues. enGene developed DDX to penetrate mucus barriers and to deliver genes to mucosal epithelial cells in a way that is re-dosable, scalable, and designed to integrate into existing clinical practice.

enGene is advancing its immune-oncology platform, which includes its clinical-stage lead candidate detalimogene voraplasmid (EG-70), a non-viral gene therapy administered by intravesical instillation. By encoding two retinoic acid-inducible gene I (RIG-I) agonists to stimulate the innate immune system as well as interleukin-12 (IL-12) to stimulate the adaptive immune system, detalimogene voraplasmid’s dual immune mechanism in a monotherapy is designed to produce long-term, organ-sparing outcomes in BCG-unresponsive NMIBC with CIS.

Data from the ongoing Phase 1/2 LEGEND study of patients with high-grade BCG-unresponsive NMIBC with CIS show positive pharmacodynamic urinary biomarker data, an encouraging safety profile across all tested doses, and strong preliminary efficacy based on cytology, cystoscopy, and biopsy. Across all dose levels of the Phase 1 study, a 3-month complete response (CR) rate of 71% was observed, with 15 patients in CR (N=21). Significantly, 78% of patients (7 out of 9) treated in the dose planned for the potentially pivotal Phase 2 experienced a 3-month CR, with a 57% 6-month CR rate (4 out of 7) also observed in this cohort. All successfully treated patients who had reached the efficacy assessment were evaluated.

enGene’s discovery programs and corresponding preclinical data illustrate the broad potential of its delivery platform to target and deliver non-viral gene therapy through mucosal tissues to treat additional oncological and non-oncological diseases, including urogenital tumors and respiratory illnesses such as cystic fibrosis.

Transaction Highlights

Potential gross proceeds to enGene include Forbion Growth’s existing investment in FEAC Class A shares of $20 million and a PIPE investment, other private investment and non-redemption commitment of approximately $115 million, anchored by Forbion Growth, with the participation of new leading institutional investors including, among others, BVF Partners, Omega Funds, Cowen Healthcare Investments, Investissement Québec, Vivo Capital, Northleaf Capital Partners and CTI Life Sciences Fund III, along with existing enGene investors Forbion Ventures III, Fonds de solidarité FTQ and Lumira Ventures, as well as an additional approximately $111 million held in FEAC’s trust as of March 31, 2023 (exclusive of (i) Forbion Growth’s existing investment in FEAC Class A shares of $20 million and (ii) approximately $1.7 million of capital subject to the non-redemption commitment mentioned above, and assuming no redemptions).

The proposed transaction was unanimously approved by the board of directors of enGene and FEAC and is supported by existing shareholders of enGene.

The proposed transaction is expected to be completed in the second half of 2023, subject to, among other things, the approval by FEAC shareholders and enGene shareholders, the interim order and the final order approving the transaction having been granted by the Supreme Court of British Columbia, and the satisfaction or waiver of other customary closing conditions.

Additional information about the business combination, including a copy of the definitive business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by FEAC with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

FEAC Advisors

SVB Securities is acting as lead capital markets advisor to FEAC and UBS Investment Bank is acting as lead financial advisor and capital markets advisor to FEAC. Davis Polk & Wardwell London LLP serves as U.S. legal counsel, Stikeman Elliott LLP serves as Canadian legal counsel, Maples Group serves as legal counsel and Loyens & Loeff N.V. serves as Dutch legal counsel to FEAC.

SVB Securities is acting as the lead placement agent and UBS Investment Bank is acting as co-placement agent to FEAC in connection with the PIPE commitments. Kirkland & Ellis LLP serves as legal counsel to SVB Securities and UBS Investment Bank.

enGene Advisors

Morgan Stanley & Co. LLC is acting as financial advisor to enGene. Morgan Lewis & Bockius LLP serves as U.S. legal counsel and Blake, Cassels & Graydon LLP serves as Canadian legal counsel to enGene.

About FEAC

FEAC is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business or entities. FEAC’s sponsor, Forbion Growth Sponsor FEAC I B.V., is part of the Forbion group, a life sciences specialist venture fund manager with headquarters in Naarden, the Netherlands, and offices in Munich, Germany, and Singapore (“Forbion”). Forbion has established itself as one of the leading brands within the European life sciences industry, supported by a successful track record and strong reputation with co-investors, entrepreneurs, and large pharmaceutical companies. With 46 employees and a large network of dedicated advisors, Forbion boasts one of the largest teams of specialist investors in Europe, combining investment expertise in private and public markets with hands-on operational expertise in drug development, clinical development, and commercialization. With direct access to the expertise of Forbion, FEAC’s management possesses public and private market investing experience and operational knowledge to bring value added benefits to enGene.

About enGene

enGene is a clinical-stage biotechnology company developing non-viral gene therapies based on localized delivery of nucleic acid payloads to mucosal tissues. enGene’s proprietary dually derived chitosan (DDX) platform has a high-degree of payload flexibility, including DNA and various forms of RNA with broad tissue and disease application. In preclinical animal and in vitro models, enGene’s DDX technology has been demonstrated to effectively induce expression of therapeutic genes following delivery to the lung, gastrointestinal tract, and urinary tract, and its lead product detalimogene voraplasmid (EG-70) is being developed for the treatment of BCG-resistant non-muscle invasive bladder cancer (NMIBC) with CIS. enGene has developed scalable GMP-compliant manufacturing of DDX products. Headquartered in Montreal, Quebec, Canada, enGene is led by an experienced management team with an extensive track record and supported by leading international healthcare investors.

Additional Information and Where to Find It

In connection with the business combination agreement and the proposed business combination, enGene Holdings Inc. (“Newco”), which will be the surviving public company of the business combination, intends to file with the SEC a registration statement on Form S-4 relating to the proposed business combination, which will include a preliminary proxy statement/prospectus. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Newco or FEAC has filed or may file with the SEC in connection with the proposed business combination. After the registration statement on Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of FEAC as of a record date to be established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of

FEAC are urged to carefully read the entire proxy statement/prospectus, when it becomes available, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters. FEAC investors and shareholders will also be able to obtain copies of the preliminary and definitive proxy statements/prospectuses, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Forbion European Acquisition Corp., Gooimeer 2-35, 1411 DC Naarden, The Netherlands, Attention: Cyril Lesser.

Participants in the Solicitation

FEAC, enGene, Newco and their respective directors, managers, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from FEAC’s shareholders with respect to the proposed business combination under the rules of the SEC. FEAC’s investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FEAC’s directors and officers, without charge, in FEAC’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. Such information with respect to enGene’s and Newco’s directors and executive officers will also be included in the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and will not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, any securities (including securities of enGene, FEAC, Newco or the combined company), nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination will be implemented solely pursuant to the business combination agreement, to be filed as exhibit to the Current Report on Form 8-K to be filed by FEAC, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933.

Forward-Looking Statements

Some of the statements contained in this press release may constitute “forward-looking statements” and “forward-looking information”, as defined under applicable U.S. and Canadian securities laws, respectively (collectively, “forward-looking statements”). These forward-looking statements include, but are not limited to, statements regarding enGene’s and FEAC’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, statements regarding: enGene’s research and development programs, regulatory and business strategy, future development plans, and management; enGene’s ability to advance product candidates and the timing or likelihood of regulatory filings and approvals; statements regarding FEAC’s or enGene’s ability to consummate the proposed business combination.

All forward-looking statements are based on estimates and assumptions that, while considered reasonable by FEAC and its management and enGene and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond FEAC’s and enGene’s control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FEAC and enGene. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against FEAC, enGene, Newco or others following this announcement of the proposed business combination and the definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of FEAC or enGene, or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability of the combined company to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of enGene as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the net cash proceeds to the combined company following redemptions and transaction expenses; risks applicable to enGene’s business, including the extensive regulation of all aspects of enGene’s business, competition from other existing or newly developed products and treatments; risks associated with the protection of intellectual property, the combined company’s ability to raise additional capital to fund its produce development activity, and its ability to maintain key relationships and to attract and retain talented personnel; costs related to the proposed business combination; changes in applicable laws or regulations; the possibility that enGene or the combined company may be adversely affected by changes in domestic and foreign business, market, financial, political, legal conditions and laws and regulations; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; enGene’s estimates of expenses; or other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in FEAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or other documents filed or to be filed from time to time by FEAC or Newco with the SEC.

Any forward-looking statement speaks only as of the date on which it was made. FEAC and enGene anticipate that subsequent events and developments will cause FEAC and enGene’s assessments to change. While FEAC and enGene may elect to update these forward-looking statements at some point in the future, FEAC and enGene specifically disclaim any obligation to do so, unless required by applicable law. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

enGene and FEAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this press release and such liability is expressly disclaimed.

INVESTOR CONTACT:

For further information: enGene, Inc. (media@engene.com) or Jasper Bos, CEO, Forbion European Acquisition Corp. (jasper.bos@forbion.com).

Exhibit 99.2 enGene Corporate Presentation MAY 17, 2023

Disclaimers Disclaimer This investor presentation (this “Presentation”) is being made in connection with a potential business combination (the “Business Combination”) between Forbion European Acquisition Corp. (“FEAC”) and enGene, Inc. (“enGene”) to a limited number of parties who may be interested in acquiring securities of FEAC (the “Securities”). SVB Securities LLC and UBS Securities LLC have been engaged by FEAC to serve as placement agents (the “Placement Agents”) with respect to the potential offering of Securities to prospective investors in connection with the Business Combination. This Presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to an investment in connection with the Business Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upon the information contained herein to make any decision. The information contained herein does not purport to be all-inclusive and none of FEAC, enGene, the Placement Agents or their respective representatives or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. None of FEAC, enGene or the Placement Agents has verified, or will verify, any part of this Presentation. You should make your own independent investigations and analyses of enGene and your own assessment of all information and material provided, or made available, by FEAC, enGene or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. There can be no assurance that the Business Combination or any other transaction will be undertaken or completed in whole or in part. The delivery of this Presentation shall not be taken as any form of commitment on the part of the Placement Agents, FEAC, enGene or its shareholders to proceed with any transaction. The Placement Agents, FEAC and enGene reserve the right to update or supplement the information provided in this Presentation. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the U.S. Securities Act of 1933, as amended (the “Securities Act”). To the fullest extent permitted by law, the recipient expressly acknowledges, understands and agrees that in no circumstances will the Placement Agents, FEAC, enGene, or any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable, and the recipient shall not seek to sue or otherwise hold any such entity or person liable, for any direct, indirect or consequential damage, loss or loss of profit (whether foreseeable or not) incurred by any entity or person as a result of the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. Intellectual Property This Presentation contains trademarks, service marks, trade names, copyrights, and products of enGene and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, copyrights, or products in this Presentation is not intended to, and does not, imply a relationship with FEAC or enGene, or an endorsement of or sponsorship by FEAC or enGene. Solely for convenience, the trademarks, service marks, and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that FEAC or enGene will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor in such trademarks, service marks and trade names. 2 | Confidential © 2023 | enGene

Disclaimers continued Industry and Market Data This Presentation relies on and refers to certain information and statistics based on estimates by enGene’s management and/or obtained from third party sources which enGene believes to be reliable. Neither FEAC nor enGene has independently verified the accuracy or completeness of any such third party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of FEAC, enGene, their respective affiliates, the Placement Agent or any third parties that provide information to enGene, FEAC, or their respective affiliates, such as market research firms, guarantees the accuracy, completeness, timeliness, or availability of any information. None of FEAC, enGene, their respective affiliates, the Placement Agent, or any third parties that provide information to FEAC, enGene, and their respective affiliates, such as market research firms, is responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. FEAC and enGene may have supplemented such information where necessary, taking into account publicly available information about other industry participants and enGene management’s best view as to information that is not publicly available. None of FEAC, enGene, their respective affiliates, or the Placement Agent gives any express or implied warranties with respect to the information included herein, including, but not limited to, any warranties regarding its accuracy or of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. . Additional Information about the Business Combination and Where to Find It In connection with the business combination agreement and the proposed Business Combination, enGene Holdings Inc. (“Newco”), which will be the surviving public company of the Business Combination, intends to file with the SEC a registration statement on Form S-4 relating to the proposed Business Combination, which will include a preliminary proxy statement/prospectus. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Newco or FEAC has filed or may file with the SEC in connection with the proposed Business Combination. After the registration statement on Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of FEAC as of a record date to be established for voting on the proposed Business Combination and the other proposals regarding the proposed Business Combination set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of FEAC are urged to carefully read the entire proxy statement/prospectus, when it becomes available, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters. FEAC investors and shareholders will also be able to obtain copies of the preliminary and definitive proxy statements/prospectuses, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Forbion European Acquisition Corp., Gooimeer 2-35, 1411 DC Naarden, The Netherlands, Attention: Cyril Lesser. Participants in the Solicitation FEAC, enGene, Newco and their respective directors, managers, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from FEAC’s shareholders with respect to the proposed business combination under the rules of the SEC. FEAC’s investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FEAC’s directors and officers, without charge, in FEAC’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. Such information with respect to enGene’s and Newco’s directors and executive officers will also be included in the proxy statement/prospectus. No Offer or Solicitation This Presentation is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and will not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, any securities (including securities of enGene, FEAC, Newco or the combined company), nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination will be implemented solely pursuant to the business combination agreement, to be filed as exhibit to the Current Report on Form 8-K to be filed by FEAC, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933. 3 | Confidential © 2023 | enGene

Disclaimers continued Cautionary Statement Regarding Forward-Looking Statements Some of the statements contained in this Presentation may constitute “forward-looking statements” and “forward-looking information”, as defined under applicable U.S. and Canadian securities laws, respectively (collectively, forward-looking statements ). These forward-looking statements include, but are not limited to, statements regarding enGene’s and FEAC’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Presentation may include, for example, statements regarding: enGene’s research and development programs, regulatory and business strategy, future development plans, and management; enGene’s ability to advance product candidates and the timing or likelihood of regulatory filings and approvals; statements regarding FEAC’s or enGene’s ability to consummate the proposed business combination. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by FEAC and its management and enGene and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond FEAC’s and enGene’s control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FEAC and enGene. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward- looking statements. These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against FEAC, enGene, Newco or others following this announcement of the proposed business combination and the definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of FEAC or enGene, or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability of the combined company to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of enGene as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the net cash proceeds to the combined company following redemptions and transaction expenses; risks applicable to enGene’s business, including the extensive regulation of all aspects of enGene’s business, competition from other existing or newly developed products and treatments; risks associated with the protection of intellectual property, the combined company’s ability to raise additional capital to fund its produce development activity, and its ability to maintain key relationships and to attract and retain talented personnel; costs related to the proposed business combination; changes in applicable laws or regulations; the possibility that enGene or the combined company may be adversely affected by changes in domestic and foreign business, market, financial, political, legal conditions and laws and regulations; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; enGene’s estimates of expenses; or other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in FEAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or other documents filed or to be filed from time to time by FEAC or Newco with the SEC. Any forward-looking statement speaks only as of the date on which it was made. FEAC and enGene anticipate that subsequent events and developments will cause FEAC and enGene’s assessments to change. While FEAC and enGene may elect to update these forward-looking statements at some point in the future, FEAC and enGene specifically disclaim any obligation to do so, unless required by applicable law. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. enGene and FEAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. 4 | Confidential © 2023 | enGene

enGene overview 5 | Confidential © 2023 | enGene

enGene: breaking barriers in genetic medicine

NEXT GENERATION NON-VIRAL GENE DELIVERY

Ability to transfect tissues beyond the liver and muscle, coupled with scalable manufacturing capacity to support commercial launch

ADDRESSING HIGH UNMET NEED

Lead indication addressing non-muscle invasive bladder cancer

Strong initial efficacy with 71% Complete Response rate at 3-months

COMPELLING PORTFOLIO

"Pipeline-in-a-product" potential with strong rationale for expansion into additional solid tumors and early-stage respiratory programs

VALUE ENHANCING CATALYSTS

Multiple potential catalysts anticipated over the next 3 years: near and medium-term data readouts, multiple INDs, and BLA

EXPERIENCED MANAGEMENT TEAM

Extensive drug development expertise and experience across oncology, respiratory, and multiple other therapeutic areas and modalities

Expected timelines and anticipated milestones reflect enGene management's current estimate and are subject to change. Runway will be dependent on extent of proceeds net of redemption and transaction expenses

6 | Confidential © 2023 | enGene

World-class leadership, investors and board of directors

enGene Leadership Team



JASON HANSON, CEO

Former Roles:
- Chief Executive Officer, Ohana
- Founding Director, Mythic Therapeutics
- EVP & Chief Strategy Officer, Nuvasive
- Chief Operating Officer, Medicis
- Corporate VP, GE and GE Healthcare



ANTHONY CHEUNG, CTO

- Co-founder, enGene (CEO through 2018)
- Co-inventor on all key enGene patents
- Former Committee Member, ASGCT Industry Liaison Committee (2008-2014)
- EY Entrepreneur of the Year Finalist (2017)



JAMES SULLIVAN, CSO

Former Roles:
- VP, Pulmonary Discovery, Translate Bio
- Executive Director, Sana Biotechnology
- Director, R&D, Vertex Pharmaceuticals



ALEX GRASSIN, INTERIM CFO

Former Roles:
- CFO, Aleva Neurotherapeutics
- CFO / VP Finance, Genkyotex
- Controller, Alexion



ROSEMARY MAZANET, INTERIM CMO

Former Roles:
- Head of Clinical Research (ONC & ID), Amgen
- Public Equity Managing Partner (Oracle Partners, Argenis Capital, Apelles Capital)
- Multiple Acting C-Suite Management Roles
- Trustee, UPenn Health System
- Chair, Executive Advisory Board LDI Wharton



ALEX NICHOLS, PRESIDENT AND COO

Former Roles:
- Co-Founder and CEO, Mythic Therapeutics
- Co-Founder, Cogen
- Associate, Flagship Pioneering

Investors

Forbion. Impacting the future of medicine

FONDS de solidarité FTQ

LUMIRA VENTURES

SightLine PARTNERS

MERCK Lumira Biosciences Fund

Board of Directors

Marco Boorsma, PhD	Forbion
Gerry Brunk	Lumira Ventures
Anthony Cheung, PhD	Co-founder/CTO
Steve Gannon	Fmr. CFO Aptalis, Cryocath
Richard Glickman	Fmr. CEO, Aurinia, Aspreva
Jason Hanson, JD	CEO
Dennis Langer, MD, JD	Fmr. SVP R&D, GSK

7 | Confidential © 2023 | enGene

enGene:
organ-localized non-viral genetic medicines for mucosal tissues

Mucosal tissues are underserved by gene therapy



Nasopharynx
Carcinoma
Rhinitis
Mucosal vaccines

Respiratory Tract
Cystic Fibrosis
Asthma
COPD
Lung cancer

Gastrointestinal Tract
Colorectal cancer
Inflammatory Bowel Disease
Short Bowel Syndrome
Familial Adenomatous Polyposis

Bladder
Cancer

enGene's DDX platform turns mucosal tissues into payload production factories



DDX
drug product
Plasmid
mRNA
Protein
Local
effects
Secretion
Mucosal tissue lumen
Intracellular

Dually Derivatized Oligochitosan (DDX)
- Mucus penetrating carrier
- Oligomeric chitosan conjugated with glucose and mono-arginine
- Proprietary to enGene with strong IP portfolio

Non-viral plasmid-based therapies
- Systematic and rational design of genetic medicines
- Large capacity (>15kb)
- Complex cargos (EG-70 – multiple genes)
- Rapid iteration for new drug substances

Localized administration of genetic medicines directly into the lumen of mucosal tissues

Schematic created using BioRender.com

8 | Confidential © 2023 | enGene

enGene's next gen medicines are a potential solution to historical gene therapy challenges

CLEAR ADVANTAGES AND DIFFERENTIATION

Getting beyond the liver and muscle

Well-defined biodistribution

- **Unique, targeted, organ-specific administration**
- **Localizes powerful biology** with minimal systemic toxicity risk

Repeat dosing clinically validated

Non-viral genetic medicines

- Consistent protein expression with **repeat administrations**
- No vector-based immune responses
- Safe and well-tolerated with clinical activity

Bringing genetic medicines to the mainstream

Beyond rare diseases

- **Lead asset in oncology** with large expansion potential
- Broadly applicable platform across various therapeutic areas
- No AAV, AdV, or lenti-related safety issues

Scaled and scalable manufacturing

Current scale supports commercial launch

- **Streamlined end-to-end manufacturing**
- GMP manufacturing with low COGs compared to viral vectors
- Long-term stability in standard fridges/freezers

9 | Confidential © 2023 | enGene

Platform powers deep wholly-owned pipeline: genitourinary cancers and beyond

Therapeutic Area and Program	Administration	Discovery	IND-Enabling	Phase 1/2	Anticipated Milestones
ONCOLOGY					
EG-70 (detalimogene voraplasmid)	Intravesical	BCG-unresponsive NMIBC *Fast Track Designation; Actively recruiting; 71% CR rate at 3-months*			Phase 1 endpoints met (2H2022) RP2D identified (2H2022) Phase 2 FPI (1H2023) Phase 2 interim efficacy (1H2024) BLA (1H2025)
	Intravesical	BCG-naïve NMIBC			Phase 2 FPI (2H2023) Phase 2 interim efficacy (2H2024)
	Direct Application	GYN/GU tumors			Development candidate (1H2024) IND (2H2024)
RESPIRATORY					
EG-i08*	Inhalation	Cystic Fibrosis			Development candidate (1H2024) IND (1H2025) Phase 1 FPI (2H2025)

Wholly-owned pipeline and strong IP portfolio enables broad strategic partnership potential
Expected timelines and anticipated milestones reflect enGene management's current estimate and are subject to change.
**Cystic fibrosis program subject to multifactor go/no-go assessment involving technical review and assessment of grant support availability*

10 | Confidential © 2023 | enGene

EG-70 (detalimogene voraplasmid) addressing the unmet need in NMIBC 11 | Confidential © 2023 | enGene

EG-70 (detalimogene voraplasmid): clinical-stage program in a blockbuster indication

>550,000 new cases of bladder cancer per year[1]

>75% of cases are non-muscle invasive disease

Global BCG shortage has created a public health crisis



Initial EG-70 pt. population
Tis (carcinoma in situ)
Ta (urothelium)
T1 (lamina propria)
non-muscle invasive disease
T2 (muscle)
T3 (fat layer)
T4 (other organs around the bladder, such as prostate, uterus, vagina, pelvis or abdomen)
Prostate (male only)

NMIBC is a clear unmet medical need

Highest cost of all cancers to treat[2]

BCG is the only approved first line treatment

50% of patients fail BCG

Radical cystectomy is the standard to prevent muscle invasion after BCG failure

FDA guidance: goal of therapy in BCG-unresponsive NMIBC is to avoid cystectomy

Market: over 60,000 newly diagnosed BCG-unresponsive NMIBC patients globally per year

[1]Richters et al., *World Journal of Urology* 2020; [2]Mossanen and Gore, *Curr Opin Urol* 2014; Schematic created using BioRender.com

12 | Confidential © 2023 | enGene

EG-70 (detalimogene voraplasmid) : dual-immune activator designed to produce meaningful efficacy in NMIBC



Ta
T1
Tis

EG-70 is an easy-to-use lyophilized drug product reconstituted in urology clinics at point of administration

Schematic created using BioRender.com



EG-70
Bladder lumen
Intracellular
VA1
eRNA11a
dsRNA agonists of RIG-I
Activate intracellular RIG-I receptor
EG-70
IL-12
Secreted IL-12
Locally stimulates incoming T cells

RIG-I agonists:

- Stimulate T cell recruitment and neo-antigen presentation
- NK cell stimulation and suppressor cell attenuation promotes tumor killing environment
- Clinical data with innate immune activators support biological rationale

IL-12:

- Polarization, proliferation, and activation of T cells increases tumor killing
- Promotes immunological memory
- Strong efficacy in oncology with dose-limiting toxicities when systemically administered – localized and circumscribed IL-12 is required

13 | Confidential © 2023 | enGene

EG-70 in NMIBC Patients Who Are BCG-Unresponsive and High-Risk NMIBC Patients Who Have Been Incompletely Treated With BCG or Are BCG-Naïve NCT04752722 We would like to thank the patients, their families, and all staff at participating sites enGene

FDA guidance: single-arm registrational study for BCG-unresponsive NMIBC • The Agency’s position is that no therapy exists for BCG- unresponsive NMIBC • Clearly defined patient population and entry criteria for BCG-unresponsive NMIBC • Approval is based on complete response rate, durability, and safety FDA guideline: use of a single-arm trial is appropriate for approval in BCG-unresponsive NMIBC 15 | Confidential © 2023 | enGene

Phase 1/2 combined registrational study design enables speed to pivotal data and registration

LEGEND

Phase 1 – completion 2H2022 N = <24 patients	Phase 2 – interim data 1H2024 N ~100 patients
Patients: High-risk NMIBC failed BCG, with Cis	**Patients:** High-risk NMIBC failed BCG, with Cis
EG-70 Dosing: 2 or 4 doses in 12-week cycle	**EG-70 Dosing:** RP2D for 4 cycles
Cohorts: 3+3 dose escalation (4 dose levels)	**Cohorts:** Single-arm, open label
Endpoints: 1° - Safety; 2° - Identify RP2D*; Efficacy	**Endpoints:** 1° - CR** rate at 12-months; 2° - safety and durability

Fast Track Designation granted: rapid path to BLA submission in 1H2025

*RP2D is Recommended Phase 2 Dose; ** CR is complete response

Expected timelines and anticipated milestones reflect enGene management's current estimate and are subject to change.

16 | Confidential © 2023 | enGene

71% Complete Response rate at 3-months with EG-70 in high grade NMIBC patients with CIS that are BCG-unresponsive ALL DOSE LEVELS CR at 15* and 18* months 3-Months: 71% CR (15/21) 1 DL1 6-Months: 42% CR (8/19) 2 (2x250µg) Patients continuing past 3-Months: 3 86% (18/21) 4 DL2 5 (2x800µg) 6 7 DL3 8 (2x2500µg) 9 * 10 DL2’ 11 (4x800µg) LEGEND 12 Currently on Treatment 13 DL2E** 14 Treatment Cycle Complete * (2x800µg) 15 Complete Response * 16 Progression or Relapse 17 ,† Stable Disease DL2’E** 18 * (4x800µg) * Discontinued Treatment 19 * Preliminary Data, Subject to 20 * Source Data Verification * 21 0 3 6 9 12 Efficacy Assessments (months) Data cutoff 4.26.2023; **E means ‘expansion’; † One additional patient was dosed in this group but later deemed by the independent DSMB to be ineligible and excluded from ‘efficacy set’ Note: As further specified in the “Risk Factors” section, this slide may include preliminary data from our clinical trials that may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. 17 | Confidential © 2023 | enGene Dose-level and patient number

71% Complete Response rate at 3-months with EG-70 in high grade NMIBC patients with CIS that are BCG-unresponsive ALL DOSE LEVELS CR at 15* and 18* months 3-Months: 71% CR (15/21) 1 DL1 6-Months: 42% CR (8/19) 2 (2x250µg) Patients continuing past 3-Months: 3 86% (18/21) 4 DL2 5 RP2D: DL2’ 4X800 UG (2x800µg) 6 3-Months: 78% CR (7/9) 7 DL3 6-Months: 57% CR (4/7) 8 (2x2500µg) Patients continuing past 3-Months: 9 * 100% (9/9) 10 DL2’ 11 (4x800µg) LEGEND 12 Currently on Treatment 13 DL2E** 14 Treatment Cycle Complete * (2x800µg) 15 Complete Response * 16 Progression or Relapse 17 ,† Stable Disease DL2’E** 18 * (4x800µg) * Discontinued Treatment 19 * Preliminary Data, Subject to 20 * Source Data Verification * 21 0 3 6 9 12 Efficacy Assessments (months) Data cutoff 4.26.2023; **E means ‘expansion’; † One additional patient was dosed in this group but later deemed by the independent DSMB to be ineligible and excluded from ‘efficacy set’ Note: As further specified in the “Risk Factors” section, this slide may include preliminary data from our clinical trials that may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. 18 | Confidential © 2023 | enGene Dose-level and patient number

LEGEND

Urinalysis demonstrates EG-70 proof-of-mechanism

Urine IL-12 in Phase 1 dose-escalation


1000
100
10
1
0.1
0
Human IL-12 (pg/mL)
DL1
DL2
DL3
D1
D3
D8
D10
W3
W10
1st dose
2nd dose

IL-12 quantified in all patients dosed to-date*

Drug is administered on Days 1 and 8

Urine collected prior to dosing

Dose-response, localized to the bladder

Urine IL-12 levels in DL2 are an order of magnitude higher than DL1

No further increases in IL-12 production with DL3

IL-12 is not detected in plasma demonstrating localized effects

Strong localized production of IL-12 with unremarkable plasma cytokine excursions validates EG-70 proof-of-mechanism

*Slide reflects all data available as of September 2022. DL1 is dose-level 1 (250µg/mL); DL2 is dose-level 2 (800µg/mL); DL3 is dose-level 3 (2,500µg/mL)

19 | Confidential © 2023 | enGene

Excellent position to optimize EG-70 RP2D based on efficacy and biomarkers – *not based on toxicity!*

Reported AEs to-date are largely consistent with instrumentation/intravesical administration

	Grade 1 AEs (mild)	Grade 2 AEs (moderate)	Grade 3 AEs (severe)	Grade 4 AEs (life-threatening)	Grade 5 AEs (result in death)
Aggregate Safety (N, all dose-levels)	86	25	3	0	0

Most commonly reported AEs (%)	• Hematuria (8%)
	• Dysuria (6%)
	• Constipation (3%)
	• Contusion (3%)
	• Flank Pain (3%)
	• Micturition urgency (3%)
	• Arthralgia (3%)
		• UTI
		  • UTI (16%)
		  • Enterococcal (4%)
		• Micturition urgency (8%)
			• Renal failure*
			• Pneumonia**
			• Pneumonitis**
				-	-

No correlation between dose and grade or number of AEs

Primary endpoint of the Phase 1 study has been met; decision-making for RP2D based on efficacy and biomarkers, not toxicity, a rare position in oncology

*Data cutoff: 05.02.2023; *patient had a history of renal failure – enrollment criteria for Phase 2 amended to exclude history of renal failure;*
*** Occurred in the same patient, considered not related to study drug*

20 | Confidential © 2023 | enGene

LEGEND study designed to include any CIS-containing NMIBC patient

LEGEND

Phase 1/2, pivotal single-arm open-label clinical trial to demonstrate safety and efficacy of EG-70

- In BCG-unresponsive NMIBC patients with Cis
- In BCG naïve (or incompletely treated) NMIBC patients with Cis



2020
2021
2022
2023
2024
2025
H2
H1
H2
H1
H2
H1
H2
H1
H2
H1
H2
Fast-track granted (11/25)
IND submission (09/30)
IND clearance (10/30)
BLA
Study start up
Phase 1/Dose-escalation (cohorts 1-3)
Phase 2/ Expansion phase (total 100 patients)
Long term follow-up (2yr)
FPI (May)
RP2D selection
Start of Ph2
Ph2 FPI
Interim efficacy analysis (n=45, 2 cycles tx)
Last Patient 12-month follow-up
Completed
BCG-naïve patients (up to 74 patients)
Long term follow up (2yr)
Ph2 FPI
Interim efficacy analysis (n=24, 2 cycles tx)
Last Patient 12-month follow-up
Naïve cohort estimated to start 6 months after unresponsive

Expected timelines and anticipated milestones reflect enGene management's current estimate and are subject to change.

21 | Confidential © 2023 | enGene

Urologists play a central role in care throughout the patient journey

Diagnosis

Blood in urine:
referred to urologist

Standard diagnostic work-up:
cytology, cystoscopy, and biopsy

NMIBC diagnosis and grading
(low, intermediate, high)

Treatment (multi-year window)

High-grade NMIBC with **carcinoma in situ (CIS)**:
start BCG induction course



Tis (carcinoma in situ)
Ta (urothelium)
T1 (lamina propria)

Repeat standard work-up at 3-months: BCG maintenance

Routine surveillance
every 3-months

BCG has failed. Tumor has recurred.
~2-years have elapsed.

Urologists drive decision-making after BCG-failure.

Treatment options for BCG-unresponsive high-grade NMIBC with CIS

Surgeon:
Radical cystectomy

**Urologist:
intravesical agent**

Refer to medical oncologist:
iv pembro

Intravesical agents are the preferred choice over systemic checkpoint inhibitor therapy to avoid radical cystectomy

22 | Confidential © 2023 | enGene

Checkpoint inhibitors – not the first choice in NMIBC “With Grade 3 and 4 AEs at 13%, a patient is just as likely to have an autoimmune SAE as a durable CR” -Max Kates, MD, Director Bladder Cancer Program Johns Hopkins Medicine, on Keytruda (pembrolizumab) use in NMIBC Patients, n (%) Treatment N=96 1 Keytruda Complete Response rate at 12-months 17 (18%) 1 Keytruda SAEs (≥ Grade 3 AE) 13 (14%) 2 Radical Cystectomy (≥ Grade 3 complications) 153/1142 (13%) 1 2 Keytruda or Radical Cystectomy Mortality (within 12-months) 1% Sources: 1. Balar et al. Lancet Oncology 2021; 2. Donat et al. European Urology 2009 23 | Confidential © 2023 | enGene

Durability of complete response can be predicted from competitors

BCG-unresponsive monotherapy comparison

Complete Response Rates

		3-months	6-months	12-months
MERCK	Pembrolizumab	41% CR	36%	18%
FERRING PHARMACEUTICALS	Nadofaragene firadenovec + Syn3	51%	N/A	23%
CG ONCOLOGY	CG0070 + DDM	N/A	47%	27%
sesen bio	Vicineum	40%	38%	18%

Historical rates of CR attrition



Complete Response Rate (%)
80
70
60
50
40
30
20
10
2
4
6
8
10
12
Time (Months)
Pembrolizumab
CG0070 + DDM
Vicineum
Nadofaragene firadenovec + Syn3

- *Competitor data are reported on an ITT basis from Phase 2 or pivotal studies with optimized doses*

- *Consistent rate of CR attrition over time across competitor monotherapies*

1. *Sources – publicly available clinical data*
2. *CG0070 monotherapy data shown – the relevant comparison to EG-70*
3. *Development of Vicineum has been paused and Sesen Bio has consummated a merger with Carisma and is no longer a going concern.*
4. *Agents in development for low- and intermediate risk NMIBC patients are not part of the competitive landscape as these are very different target populations from Cis patients*
5. *Drug/device combinations and investigational products being developed for primary use in combination therapy (e.g., with a checkpoint inhibitor) excluded from monotherapy comparison, including TAR-200 (See April 30, 2023 press release of The Janssen Pharmaceutical Companies of Johnson & Johnson) and Anktiva (See July 28, 2022 press release of ImmunityBio, Inc.)*

24 | Confidential © 2023 | enGene

enGene is well-positioned to capture the NMIBC market

BCG-unresponsive monotherapy comparison

Complete Response Rates

		3-months	6-months	12-months
MERCK	Pembrolizumab	41% CR	36%	18%
FERRING PHARMACEUTICALS	Nadofaragene firadenovec + Syn3	51%	N/A	23%
CG ONCOLOGY	CG0070 + DDM	N/A	47%	27%
sesen bio	Vicineum	40%	38%	18%

EG-70:
71% CR at 3-mos is best-in-class

Historical rates of CR attrition



EG-70
Complete Response Rate (%)
80
70
60
50
40
30
20
10
2
4
6
8
10
12
Time (Months)
Pembrolizumab
CG0070 + DDM
Vicineum
Nadofaragene firadenovec + Syn3

- *Competitor data are reported on an ITT basis from Phase 2 or pivotal studies with optimized doses*
- *EG-70 CR rate reflects aggregate of all doses assessed in Phase 1*

- *Consistent rate of CR attrition over time across competitor monotherapies*
- *Predicts best-in-class durability for EG-70*

1. *Sources – publicly available clinical data*
2. *CG0070 monotherapy data shown – the relevant comparison to EG-70*
3. *Development of Vicineum has been paused and Sesen Bio has consummated a merger with Carisma and is no longer a going concern.*
4. *Agents in development for low- and intermediate risk NMIBC patients are not part of the competitive landscape as these are very different target populations from Cis patients*
5. *Drug/device combinations and investigational products being developed for primary use in combination therapy (e.g., with a checkpoint inhibitor) excluded from monotherapy comparison, including TAR-200 (See April 30, 2023 press release of The Janssen Pharmaceutical Companies of Johnson & Johnson) and Anktiva (See July 28, 2022 press release of ImmunityBio, Inc.)*

25 | Confidential © 2023 | enGene

EG-70 commercial potential in BCG-unresponsive NMIBC

EG-70 Target Profile

- ✓ Novel non-viral intravesical monotherapy
- ✓ Potential for superior efficacy against leading competitors
- ✓ Potential for highly favorably safety profile
- ✓ Ease of use enables access to community urology clinics

"While the data are still early, EG-70's safety profile and efficacy are well on their way towards establishing a new benchmark for monotherapy treatment of high-risk NMIBC with BCG-unresponsive Carcinoma in situ (CIS). If these trends continue into Phase II, I am optimistic that EG-70 will become an important, useful, and innovative tool in the fight against non-muscle invasive bladder cancer (NMIBC), especially given its non-viral nature and relative ease of handling and use."

-Gary Steinberg, MD, Professor and Director at the Perlmutter Cancer Center and Department of Urology Goldstein Urology Bladder Cancer Program of NYU Langone Health

26 | Confidential © 2023 | enGene

LEGEND study is a platform designed to create an expansive oncology franchise with EG-70

EG-70 provides a significant therapeutic advantage:
locally harnessing the power of both arms of the immune system without systemic toxicity

A strong Phase 1 data package in the LEGEND study establishes a launchpad for EG-70 expansion

Strong, well-validated biology with a novel combination
- *Localized IL-12*
- *Localized RIG-I activation*

Robust pre-clinical data – profound efficacy with immunological memory
Favorable safety profile (IND-package and clinical data)
Flexible formulation amenable to multiple routes of administration
IP fortress through at least 2040



Commercial Launch*: 2025
(potential to accelerate with additional capital)
BCG-unresponsive NMIBC (>60k pts/yr)
1st line NMIBC** (60k pts/yr)
locally advanced/ metastatic bladder cancer
cervical cancer
ovarian cancer
prostate cancer
lung cancer
colorectal cancer

*Potential launch dates and indications are illustrative of EG-70's potential;
**FDA has suggested including 1L patients in our study – use in 1L BCG-naïve patients would double the potential addressable patient population

27 | Confidential © 2023 | enGene

EG-70 cured animals are protected from re-challenge: demonstrates generation of anti-tumor immunity Bioluminescence after local intravesical rechallenge 85-days post-cure Naive control re-challenge 10 13 days post rechallenge 10 Naïve re-challenge mEG-70-cured re-challenge 8 10 6 10 4 10 mEG-70-cured rechallenge 2 10 0 10 7 13 21 28 Days post-rechallenge Days after re-challenge Treatment with mEG-70 results in long-lasting anti-tumor response as demonstrated by protection from local tumor re-challenge 28 | Confidential © 2023 | enGene INT02 Quantifiable -388 total flux signal below background radiance Total Flux [log p/s] Total Flux [photons/sec]

EG-70 systemic and antigen-specific protection Opens advanced disease: MIBC and Metastatic Disease MB49-Luc IVI IVI Re-challenge IVIS IVIS IVIS IVIS IVIS MB49-Luc instillation Tx1 Tx2 Study Day 1 10 17 73 80 86 94 101 108 mEG-70-cured : MB49-Luc SC re-challenge Disease mEG-70 induction mEG-70-cured : B16-F10 SC re-challenge Naïve : MB49-Luc SC re-challenge Naïve : B16-F10 SC re-challenge Tumor volume after distal subcutaneous rechallenge MB49-Luc s.c. re-challenge B16-F10 s.c. re-challenge Re-challenge Naïve Re-challenge Naïve 2500 2500 2500 2500 2000 2000 2000 2000 1500 1500 1500 1500 1000 1000 1000 1000 500 500 500 500 0 0 0 0 0 7 14 21 28 35 42 49 0 7 14 21 28 35 42 49 0 7 14 21 28 35 42 49 0 7 14 21 28 35 42 49 Days post-rechallenge Days post-rechallenge Days post-rechallenge Days post-rechallenge Tumor growth : 0/16 (0%) 12/12 (100%) 11/15 (73%) 12/12 (100%) Treatment with mEG-70 results in systemic anti-tumor immunity that is antigen-specific 29 | Confidential © 2023 | enGene INT02-388 3 Tumor Volume (mm )

Opportunities for EG-70 expansion demonstrated


Development of the route of administration
POC For Expression
Pharmacokinetics/ Pharmacodynamics
Efficacy
Peritoneal cavity (ovarian and other peritoneal cancers)
Cervix
Prostate
Upper urinary tract
Distal Colon
Glioblastoma (Intratumoral Injection)

With proven safety and efficacy of EG-70 in patients with NMIBC, enGene is rapidly expanding EG-70 to treat several solid tumor types with significant unmet needs.

Above assessments are based on preclinical models

30 | Confidential © 2023 | enGene

Intraperitoneal administration in mice produces physiologically relevant levels of IL-12 that produce desired downstream biology of immune activation Ovarian Cancer Disease Model Assessment Ongoing 200 200 8 0 190 PEG-RXG-N9 100 150 mEG-70 6 0 80 Dosed at 1mg DNA 100 4 0 60 40 2 0 50 20 0 0 0 Naive 0.01 0.1 0.5 1 5 10 15 25 Naive 0.01 ug 0.1 ug 0.5 ug 1 ug 5 ug 10 ug 15 ug 25 ug Naive c0.0083 c0.083 c0.417 c0.83 c4.17 c8.33 24h c12.548h c20.8 7d 14d 4h 72h Dose-response relationship optimized IFN-g activated downstream of EG-70 Data are expressed as mean ± Standard Deviation mIL-12 (pg/mL) mIL-12 (pg/mL) mIFN-γ (pg/mL) mIFN-γ (pg/mL)

Direct prostate injection in mice produces physiologically relevant levels of IL-12 that produce desired downstream biology of immune activation Prostate * ** 100 100 *** * ** * * * 10 10 1 1 0.1 0.1 0.01 0.001 0.01 Naive 0.6 ug 0.6 ug 0.6 ug 0.06 ug 0.6 ug 6 ug 60 ug Naive 0.6 ug 0.6ug 0.6 ug 0.06 ug 0.6 ug 6 ug 60 ug 24 hours 48 hours 24 hours 48 hours Dose-response relationship optimized IFN-g activated downstream of EG-70 Samples below assay LLOQ were imputed as 0.01; data expressed as geomean ± geometric SD; *p < 0.05, **p < 0.01, ***p < 0.001 (Kruskal-Wallis test) pg mIL-12 / mg total protein pg mIFN-γ / mg total protein

Glioblastoma: Compelling preclinical rationale for EG-70 in additional solid tumor indications with high unmet medical need

Survival in GL261 high-grade glioma


A
Percent Survival
100
75
50
25
0
Untreated N=10
Empty Nanoparticle N=10
EG70 N=11
p<0.0001 by log-rank
0
10
20
30
40
50
60
70
Days post-inoculation

EG-70 mediates 80% survival in mice with high-grade glioma

Survival after stereotactic re-challenge with GL261 cells


B
Percent Survival
100
75
50
25
0
Untreated N=9
EG70 Rechallenge N=9
p<0.0001 by logrank
0
10
20
30
40
50
Days post-inoculation

EG-70 mediates 100% survival in cured and re-challenge mice

Findings in GL261 high-grade glioma reinforce EG-70 as a highly effective immune-oncology candidate with rationale for solid tumor indications

33 | Confidential © 2023 | enGene

enGene platform is ideal for delivery to the lungs CFTR mRNA expression in mouse lung Membrane depolarization in HEK293 cells transfected with CFTR construct and a dose-response of CFTR channel inhibitor 1000 800 hCFTR hCFTR hCFTR + DMSO (ctrl) hCFTR - DMSO ctrl 600 +10µM FSK hCFTR + 20µM Inh-172 hCFTR +50uM Inh-172 10uM FSK 400 hCFTR + 50µM Inh-172 hCFTR + 20uM Inh-172 GFP ctrl 200 GFP ctrl 0 50 100 150 200 -200 Read Naive CFTR-1 CFTR-2 C125 C125 Biologically active CFTR construct validates EG-i08 drug substance; formulation compatibility with state-of-the-art vibrating mesh nebulizer confirmed n=2-8 animals/group; data are mean +/- SD; intratracheal delivery of 50µL of suspension at C125 (125µg DNA/mL) HEK293 cells transfected with hCFTR constructs or GFP control; membrane depolarization measured 48h post-transfection; CFTR inhibitor (inh-172) used as control; Forskolin (FSK) 34 | Confidential © 2023 | enGene treatment conducted after baseline readings Copy Number RFU

Combination enables achievement of major milestones

Cash runway into 2025*

Therapeutic Area and Program	Administration	Discovery	IND-Enabling	Phase 1/2	Anticipated Milestones
ONCOLOGY					
EG-70 (detalimogene voraplasmid)	Intravesical	BCG-unresponsive NMIBC		*Fast Track Designation; Actively recruiting; 71% CR rate at 3-months*	Phase 1 endpoints met (2H2022) RP2D identified (2H2022) Phase 2 FPI (1H2023) Phase 2 interim efficacy (1H2024) BLA (1H2025)
EG-70 (detalimogene voraplasmid)	Intravesical	BCG-naïve NMIBC			Phase 2 FPI (2H2023) Phase 2 interim efficacy (2H2024)
EG-70 (detalimogene voraplasmid)	Direct Application	GYN/GU tumors			Development candidate (1H2024) IND (2H2024)
RESPIRATORY					
EG-i08**	Inhalation	Cystic Fibrosis			Development candidate (1H2024) IND (1H2025) Phase 1 FPI (2H2025)

Wholly-owned pipeline and strong IP portfolio enables broad strategic partnership potential

Expected timelines and anticipated milestones reflect enGene management's current estimate and are subject to change.

**Runway will be dependent on extent of proceeds net of redemptions and transaction expenses*

***Cystic fibrosis program subject to multifactor go/no-go assessment involving technical review and assessment of grant support availability*

35 | Confidential © 2023 | enGene

Appendix 36 | Confidential © 2023 | enGene

Phase 1 study schema - design, dosing, and analysis Overview Cohorts, dosing, and analysis Patients: High-risk NMIBC with CIS – failed BCG Dose-level 1 (N=3) - 250µg DNA/mL Dose-level 2 (N=3-6) - 800µg DNA/mL Treatment Cycle (SoC): 12 weeks Dose-level 3 (N=3-6) - 2,500µg DNA/mL EG-70 Dosing: -1 1 3 8 10 3 10 12 13 96 Weeks 1 and 2 of each cycle Weeks Weeks Days Dose✓✓ Cohorts: Up to 3 additional ✓✓✓✓✓✓ Urine 3-6 patients per dose level (up to 4 cohorts) dosing cycles ✓✓✓✓✓✓ Plasma (elective) if Endpoints: patients have SD Biopsy✓✓ or CR at 12- 1° - Safety Cystoscopy✓✓ weeks 2° - Identify RP2D; Efficacy ✓✓ Cytology Exploratory - Biomarkers Unit dose-escalation is complete with excellent safety and efficacy results aggregated 37 | Confidential © 2023 | enGene

Prime dosing schedule - 4 doses per 12-week cycle Hypothesis Frequency dose-escalation will lead to sustained exposure of the urothelium to EG-70 therapeutic payloads th Urinary IL-12 is sustained through the 4 dose Cohort, dosing, and analysis Drug is administered on weeks 1, 2, 5, and 6 Dose-level 2 Prime (N=3-6) - 800µg DNA/mL IL-12 is not detected in plasma demonstrating local effects -1 1 2 3 4 5 6 7 8 9 10 11 12 th Induction of CXCL10 sustained through 4 dose Weeks Major chemokine responsible for T cell recruitment ✓✓✓✓ Dose Downstream effector molecule of the innate and adaptive ✓✓✓✓✓✓✓ Urine immune response Plasma✓✓✓✓✓✓✓ Prime dosing confirms EG-70 biological hypothesis while demonstrating the ability to repeat dose with no loss of pharmacodynamic effect 38 | Confidential © 2023 | enGene Dose-level 2 prime data are available in the appendix

DL2 prime 4-Instillation regimen results in sustained urinary IL-12 throughout the treatment cycle th Matched-pairs pre-post dosing Matched-pairs pre-post dosing (4 (first two doses) dose of 2-prime) 1000 1000 1000 DL2 (solid) DL2’ (dashed) 100 100 100 10 10 10 1 1 1 0.1 0.1 0.1 0.01 0.01 0.01 BLOQ BLOQ BLOQ 0.001 0.001 0.001 Pre Post Pre Post Pre Post Timing Timing Timing D1 D3 D8 D10 D36 D38 st nd th 1 dose 2 dose 4 dose IL-12 induction observed consistently 2 days post-dose even after 4th instillation 39 | Confidential © 2023 | enGene DL2 is dose-level 2 (800µg/mL); levels not measured 2 days after third dose to minimize patient burden

CXCL-10: urinalysis demonstrates EG-70 proof-of-mechanism Critical chemokine downstream of RIG-I activation important for T cell recruitment to the tumor microenvironment th Matched-pairs pre-post dosing Matched-pairs pre-post dosing (4 (first two doses) dose of 2-prime) 10000 10000 10000 DL2 (solid) DL2’ (dashed) 1000 1000 1000 100 100 100 10 10 10 1 1 1 Pre Post Pre Post Pre Post Timing Timing Timing D1 D3 D8 D10 D36 D38 st nd th 1 dose 2 dose 4 dose CXCL-10 increases after treatment with sustained induction after the 4th dose DL1 is dose-level 1 (250µg/mL); DL2 is dose-level 2 (800µg/mL); DL3 is dose-level 3 (2,500µg/mL). Levels not measured 2 days after third dose to minimize patient burden 40 | Confidential © 2023 | enGene

Recommended Phase 2 dose selection parameters: safety, efficacy, and biomarkers

SAFETY

Primary endpoint (safety):

- No observed dose-limiting toxicities in the study.
- No correlation between dose and grade or number of AEs.

Safety is not differentiating for RP2D decision-making.

EFFICACY

A priori internal criteria for efficacy within a dose-level at Week 12:

- 2/3 patients with CR in the initial cohort
- 3/6 patients with CR in the full, expanded cohort

Week 12 efficacy results as of March 20, 2023:

- DL2 - 3/6 CRs; DL2' - 6/8 CRs

Efficacy is not differentiating for RP2D decision-making.

BIOMARKERS

Hypothesis:

- Increased dosing frequency with DL2' leads to sustained urothelial exposure of EG-70 therapeutic payloads.

Result:

- Sustained urine IL-12 and CXCL10 throughout the 12-week treatment cycle with DL2' regimen.

Comparison of urinary biomarkers in DL2 and DL2' is differentiating for RP2D


DL2' safety signal
Yes
DL2 RP2D
No
DL2' efficacy < DL2
Yes
DL2 RP2D
No
DL2' biomarker AUC ≤ DL2
Yes
DL2 RP2D
No
DL2' RP2D

DL2 is dose-level 2 (2 x 800µg/mL per 12 week cycle); DL2' is dose-level 2 prime (4 x 800µg/mL per 12 week cycle). Note: As further specified in the "Risk Factors" section, this slide may include or make reference to preliminary data from our clinical trials that may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

41 | Confidential © 2023 | enGene

EG-70 beyond mucosa 42 | Confidential © 2023 | enGene

EG-70 exerts robust efficacy by intra-tumoral injection in subcutaneous tumors Expression & pharmacodynamic effect Efficacy Twice weekly intra-tumoral injections for three weeks Tumors collected 48 h after first the dose Tumor volume monitored as efficacy endpoint IL-12 protein IFNg protein Sham mEG-70 2500 2500 2000 2000 1500 1500 1000 1000 500 500 ** 0 0 -1 10 20 30 40 50 -1 10 20 30 40 50 • MB49-Luc tumor cells were injected subcutaneously on the flank of mice • Twelve days post-implantation, sham (1% mannitol) or mEG-70 (25 µg plasmid DNA) was administered by local intratumoral injection Strong transgene expression, pharmacodynamic effect, and curative potential of mEG-70 in subcutaneous tumor tissue 43 | Confidential © 2023 | enGene *p <0.05, Mann Whitney; **euthanized prematurely due to tumor ulceration; expression and PD data are shown as mean ± SEM 3 Tumor volume (mm ) 3 Tumor volume (mm )

EG-70 preclinical and CMC data 44 | Confidential © 2023 | enGene

EG-70 long term storage stability enables standard fridge and freezer usage for streamlined handling and logistics EG-70 stability EG-70 stability (-20°C) (5°C) Acceptance criteria Acceptance criteria Process used for Ph1 material Process used for Ph2 and launch material Lot 1 Lot 2 Lot 3 Lot 1 Lot 2 Monitoring the storage stability of EG-70 is on-going; Drug Product lots stored at -20°C and 5°C remain stable to date 45 | Confidential © 2023 | enGene

Multiple MoA of EG-70 result in profound antitumor efficacy Bioluminescence Experimental Design Survival (bladder tumor luciferase) Induction – 9 days Treatment Monitoring ns 10 10 Sham – 1% Mannitol 9 10 8 10 mEG-70 (5µg DNA/mL) 7 10 Luc-MB49 Cells 6 10 mEG-70 (20µg DNA/mL) 5 10 Instilled to induce orthotopic 4 10 bladder cancer mEG-70 (80µg DNA/mL) 3 10 2 10 1 10 0 Day 1: Day 10: Day 17: Day 28: 10 Luc-MB49 instillation IVI Tx IVI Tx Bioluminescence Naive Sham 5 20 80 mEG-70 (mg pDNA) Naïve Control Animals mEG-70 reduces tumor burden and mediates long-term survival in an orthotopic murine model bladder cancer – extends preclinical validation to advanced disease Bioluminescence: n=16-19/group; bioluminescence data are geometric mean +/- 95% CI; One-way ANOVA; representative images from IVIS imaging; Survival: n=12/group, Log-rank (Mantel-Cox) IVI: intravesical 46 | Confidential © 2023 | enGene Bioluminescence Total Flux [p/s]

Expanded focus: EG-70 in patients with bladder cancer and intact bladders To prevent radical cystectomy, EG-70 could be used in all disease states non-muscle invasive disease • T1 • T2 • T3 • Possibly T4 when newly diagnosed Unique combination potential with expanded EG-70 focus Schematic created using BioRender.com 47 | Confidential © 2023 | enGene

EG-70 induces dose-dependent target engagement in bladders of tumor-bearing mice Ifnb Ifna2 Ddx58 Irf7 Isg15 Cxcl10 Ifit1 Ccl5 Tnfa Ifng Strong dose-dependent induction of RIG-I and IL-12 signaling in bladders of tumor-bearing mice treated with EG-70 n=8/group; data are mean +/- SEM; Mann Whitney t-test; 48 | Confidential © 2023 | enGene INT02-348 tumor bearing mice treated with indicated doses of mEG-70; bladder harvested 24h post-administration for Taqman qPCR of bladder tissue lysates

EG-70 mechanism of action: increased NK cell and reduced MDSC and TAM ratios in bladder tissue MDSC NK cells Myeloid Macrophage *** **** *** **** 10 80 40 40 60 30 30 5 40 20 20 20 10 10 0 0 0 0 Sham mEG-70 Sham mEG-70 Sham mEG-70 Sham mEG-70 NK cells activation/maturation Cytokine profile CD69+/KLRG1+ CD11b+/CD27+ IFNγ Granzyme B CXCL10 TNFα IL-4 **** ** 40 25 250 15 0.25 6 60 20 200 0.20 30 10 15 150 0.15 4 40 20 10 100 0.10 5 2 20 10 5 50 0.05 ND 0 0 0 0.00 0 0 0 Sham mEG-70 Sham mEG-70 Sham mEG-70 Sham mEG70 Sham mEG70 Sham mEG70 Sham mEG70 mEG-70 promotes a less suppressive tumor microenvironment in the bladder NK: natural killer frequency, activation and cytokine profiling assessed on Day 13 (3 days post first dose); mean ± SD MDSC: myeloid-derived suppressive cell and TAM: tumor-associated macrophage assessed on Day 20 (3 days post second dose); mean ± SD 49 | Confidential © 2023 | enGene Cytokine profile on Day 13 is shown; mean ± SD % CD69+KLRG+ % NK1.1+ % CD11b+CD27+ % CD11b+ pg IFNg/ mg total protein pg Granzyme B/ mg total protein %Ly6G+Ly6C+ pg IP-10/ mg total protein %CD11b+Ly6C+F480hi pg TNFα/ mg total protein pg IL-4/ mg total protein

EG-70 mechanism of action: T-cell recruitment and infiltration into tumor microenvironment Bladder Lymph node CD4 CD8 CD4 CD8 **** **** 15 25 30 30 *** **** 20 10 20 20 15 10 5 10 10 5 0 0 0 0 Sham mEG-70 Sham mEG-70 Sham mEG-70 Sham mEG-70 H&E CD3 CD4 CD8 Sham mEG-70 mEG-70 promotes an anti-tumor adaptive immune cell response T cells assessed on Day 23 (6 days post second dose), mean ± SD; IHC performed on bladder tissue collected on Day 22 (5 days post second dose) 50 | Confidential © 2023 | enGene % CD4+ % CD8+ % CD4+ % CD8+

Depletion of helper T cells results in loss of anti-tumor activity Study MB49-Luc IVI IVI Termination instillation Tx1 Tx2 FACS to confirm depletion (blood) Study timeline -3 -2 -1 1 3 6 10 13 17 20 24 27 29 Anti-mouse CD4/CD8α intraperitoneal injection CD4 depleted animals Survival Bladder weight Depletion of CD4 T cells results in loss of mEG-70-mediated anti-tumor activity Bladder weight data: Mean ± SEM, *p<0.05, unpaired t test; Survival: *p<0.05, Log-rank (Mantel-Cox) test 51 | Confidential © 2023 | enGene INT02 INT02- -409 429

EG-70 induces strong target engagement of RIG-I and IL-12 signaling: biomarkers translate across species Ifng Tnfa Ifnb1 Irf7 Mouse Non-human primate Empty EG-70 Empty EG-70 Empty EG-70 Empty EG-70 Vector Vector Vector Vector Mouse data: n=8/group; data are mean +/- SEM; Mann Whitney t-test; tumor bearing mice; bladders collected 24h post-administration for Taqman qPCR of bladder tissue lysates NHP data: EG-70 or empty vector control; intravesival administration; tissue collected 48 h post-administration; mean ± SEM, fold change vs empty vector control; 52 | Confidential © 2023 | enGene INT02 Tbp used -348 as internal control gene; representative of 1 animal per treatment group, with 5 pieces of bladder tissue per animal

EG-70: profound efficacy coupled to a remarkably clean safety profile Toxicology studies did not reveal a maximum tolerated dose (MTD) • Mice - no adverse findings attributable to mEG-70 • Monkeys - very well-tolerated with no systemic findings; • Local findings limited to transient mild inflammation consistent with intravesical administrations • All changes showed reversibility Biodistribution - payloads are circumscribed to bladder as intended and designed • Bladder: plasmid DNA found at sustained levels in bladder tissue and urine • Blood: Transient plasmid DNA in the NHP blood 24 to 48 hours after dosing; regressed to zero rapidly • Non-target tissues: no significant levels detected No Adverse Events Limit (NOAEL) was the highest dose tested – maximum feasible dose • Enabled pharmacologically active dose in mice and in NHPs to be the starting dose for Phase 1 EG-70 is a powerful anti-tumor agent with an exquisite safety profile; well-tolerated, circumscribed payloads, with no MTD 53 | Confidential © 2023 | enGene

Additional lung program detail 54 | Confidential © 2023 | enGene

Platform expansion to lung – Cystic Fibrosis

Significant number of patients lack treatment despite Vertex agents

Cystic Fibrosis patients worldwide (86,430)



Kalydeco-eligible on treatment (11,750)
(17,120)
Modulator eligible but potentially not on treatment
Trikafta-eligible on treatment (49,440)
(8,100)
Not amenable to modulator treatment
Our focus

Market need: functional CFTR for patients with loss of function mutations not amenable to standard of care

EG-i08

- Opportunity to address the 25,000 patients currently underserved
- DNA encoding fully functional CFTR delivered to lung
- Nebulized CFTR DNA in DDX formulation
- Self-administered inhalable medicine
- Regulatory and CF Foundation support for curative approaches to Cystic Fibrosis

Sources: 2018 U.S. CFF Patient Registry; 2017 ECFS Patient Registry; NEJM 2019; 381:1809-1819; Lancet 2019; 394(10212):1940-1948

55 | Confidential © 2023 | enGene

enGene platform is ideal for delivery to the lungs DNA copies in mouse lung Cell-type transfection in mouse lung Pneumocytes type 1 Dose (µg DNA/mL) 0 0.125 1.25 12.5 125 1000 RNA copies in mouse lung Pneumocytes type 2 Dose (µg DNA/mL) 0 0.125 1.25 12.5 125 1000 Dose-responsive transfection and expression in the deepest regions of the mouse airway n=8 animals/group; data are mean +/- SEM; intratracheal administration of 50µL of suspension at the indicated doses; Emr1 - EGF-like module-containing mucin-like hormone receptor-like 56 | Confidential © 2023 | enGene 1 (F4/80); Pdpn - Podoplanin; Sftpc - Surfactant protein C; Zoomed images from originals taken at 20X magnification Copy Number Copy Number

enGene breaking barriers in genetic medicine

Risk factors 58 | Confidential © 2023 | enGene

Risk factors Key Risks Relating to enGene Inc. Certain factors may have a material adverse effect on our business, financial condition, and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business and results of operations. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be adversely affected. In this section, “we”, “our” and words to similar effect refer, for periods prior to the completion of the business combination, if any, to enGene Inc., and for periods following any business combination, to the combined company resulting therefrom. Risks Relating to Our Business • The sizes of the markets and forecasts of market growth for the demand of our novel gene therapy platform, product candidates and other key potential success factors are based on a number of complex assumptions and estimates, and may be inaccurate. • We expect to make significant investments in our continued research and development of EG-70, other new product candidates and gene therapies and services, which may not be successful, and if we are not successful, we may not be able to achieve or sustain profitability in the future. As an organization, we do not have any experience in any such new lines of business and failure to identify other product candidates and/or execute on the expansion of our business would adversely affect our business and results of operations. • We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the foreseeable future. • Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern. • To date, we have not generated any product revenue, have a history of losses and will need to raise additional capital to fund our operations. If we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates. • We face significant competition from other biotechnology and pharmaceutical companies, which may result in our competitors discovering, developing or commercializing products before us or more successfully than we do. Our business and results of operations could be adversely affected if we fail to compete effectively. • The genetic medicine field is relatively new and evolving rapidly. Because of our limited technical, financial and human resources, we are focusing our research and development efforts on our gene therapy platform and our therapeutic product candidates among many potential options. As a result, we may forego or delay pursuit of other gene therapy technologies or other therapeutic product candidates that provide significant advantages over our platform, which could materially harm our business and results of operations. • We may expend our limited resources to pursue a particular program, product candidate or indication and fail to capitalize on programs, product candidates or indications that may be more profitable or for which there is a greater likelihood of positive patient outcomes and commercial success. • Our long-term success will depend, in part, upon our ability to develop, receive regulatory approval for, and commercialize our gene therapies. • Our therapeutics product candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized. • Our gene therapy platform is based on novel technologies that are unproven, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all. • Development of new therapeutics involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs, fail to replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and any clinical trials or experience delays in completing or ultimately be unable to complete, the development and commercialization of any product candidates. • Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. • The results of early-stage clinical trials and preclinical studies may not be predictive of future results. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and any clinical trials, we may be unable to successfully develop, obtain regulatory approval and commercialize our product candidates. • If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected. 59 | Confidential © 2023 | enGene

Risk factors continued • Use of our novel gene therapy platform and therapeutic product candidates could result in or be associated with harmful side effects, adverse events or other safety risks, which could cause us to delay, suspend or discontinue their clinical trials and/or development or abandon them delay or prevent their regulatory approval, limit their commercial potential, if approved, or result in other significant negative consequences (including voluntary corrective actions or agency enforcement actions) that could severely harm our business and results of operations. In addition, these harmful side effects, adverse events or other safety risks may not be appropriately recognized or managed by our treating staff, which could result in litigation and reputational damage. • Even if any of our current or future therapeutic product candidates receives regulatory approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors (including government health administration authorities and private health insurers) and others in the medical community necessary for commercial success, in which case we may not generate significant revenues and become profitable, which could adversely affect our ability to conduct our business and our results of operations. • Negative developments in the field of gene therapy could damage public perception of any product candidates that we develop, which could adversely affect our ability to conduct our business and our results of operations, or to obtain regulatory approvals for such product candidates. • We may not be successful in our efforts to utilize our novel gene therapy platform to identify and develop additional product candidates. Due to our limited technical, financial and human resources and access to capital, we may choose to prioritize development of certain product candidates, such as our initial focus on developing EG-70, which may prove to be the wrong choice and may adversely affect our business and results of operations. • Our use of third parties to manufacture and develop our therapeutic product candidates for preclinical studies and clinical trials increases the risk that we will not have sufficient quantities of our product candidates, products, or necessary quantities of such materials on time or at an acceptable cost. • Our product candidates are complicated to manufacture. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped or we may be unable to maintain a commercially viable cost structure. • Our most advanced product candidates are uniquely manufactured for each patient and we may encounter difficulties in production, particularly with respect to scaling our manufacturing capabilities. If we or any of our third-party manufacturers with whom we contract encounter these types of difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure. • Changes in product candidate manufacturing or formulation may result in additional costs or delay, which could adversely affect our business and results of operations. • The market opportunities for our product candidates may be limited to a small group of patients who are ineligible for or have failed prior treatments and our estimates of the prevalence of our target patient populations may be inaccurate. • Our research and development initiatives and business depend on our ability to attract and retain highly-skilled scientists and other specialized individuals. We may not be able to attract or retain such qualified scientists and other specialized individuals in the future due to the competition for qualified personnel among life science and technology businesses. • We face risks related to epidemics and other outbreaks of communicable diseases, including the current coronavirus (COVID-19) pandemic, which could significantly disrupt our operations, including our clinical trials and preclinical studies, and adversely affect our business and results of operations. Regulatory Risks • Nearly all aspects of our activity and our products and services are subject to extensive regulation by various U.S. federal and state agencies and compliance with existing or future regulations could result in unanticipated expenses, or limit our ability to offer our products and services. Once developed, our gene therapy platform and therapeutic product candidates will require regulatory approval, which is a lengthy, expensive, and inherently unpredictable process with uncertain outcomes and cost and the potential for substantial delays. We cannot give any assurance whether or when our product candidates will receive regulatory approval, which is necessary before they can be commercialized. • We cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate we may develop in the United States or any other jurisdiction and any such approval may be for a narrower indication than we seek. • If we are not able to obtain or if there are delays in obtaining required regulatory approvals for our product candidates, we will not be able to commercialize or will be delayed in commercializing our product candidates and our ability to generate revenue will be materially impaired. Even if we eventually gain approval for any of our product candidates, we may be unable to commercialize them. 60 | Confidential © 2023 | enGene

Risk factors continued • We may not obtain or maintain regulatory approval in all jurisdictions in which such approval may be required. Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will obtain and/or maintain regulatory approval of our product candidates in other jurisdictions, while a failure or delay in obtaining or maintaining regulatory approval of our product candidates in one jurisdiction may have a material adverse effect on the regulatory approval or maintenance process in other jurisdictions. • We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process. • Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. If we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates, we may be subject to substantial penalties, fines, delays, suspensions, refusals and withdrawals of approvals. • Changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or therapies, or unexpected costs in obtaining or maintaining regulatory approval, and thereby adversely affect our business and results of operations. • We and our contract manufacturers, are subject to significant regulation with respect to the manufacturing of our current and future product candidates. The manufacturing facilities on which we rely may not meet or continue to meet regulatory requirements and/or may have limited capacity. • Ongoing healthcare legislative and regulatory reform measures, including the U.S. federal government’s determination that any of our product candidates is an “essential” biologic medicine, may have a material adverse effect on our business and results of operations. • Drug marketing, price controls and reimbursement regulations may materially affect our ability to market and receive coverage for our product candidates, if approved, in the European Union, the United Kingdom, Japan and other jurisdictions. • We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business and results of operations. • Cyber-attacks or other failures in our or our third-party vendors’, contractors’ or consultants’ telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations. • Our employees, independent contractors and contract manufacturers, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements. • Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and result in diminished profits and future earnings and thereby adversely affect our business and results of operations. • We are subject to certain U.S. and non-U.S. anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations thereof. Risks Related to International Operations • We plan to expand operations internationally where we have limited operating experience and where we may be subject to increased regulatory risks and local competition. If we are unsuccessful in any efforts to expand internationally, our business and results of operations may be adversely affected. • Failure to obtain marketing approval in non-U.S. jurisdictions could prevent any product candidates we may develop from being marketed in such jurisdictions, which, in turn, could materially impair our ability to generate revenue and thereby adversely affect our business and results of operations. • Global economic uncertainty, changes in geopolitical conditions and weakening product demand caused by political instability, changes in trade agreements and disputes, such as the conflict between Russia and Ukraine and other macroeconomic factors, could adversely affect our business and results of operations. 61 | Confidential © 2023 | enGene

Risk factors continued • We expect certain of our research and development and manufacturing activities will take place in non-U.S jurisdictions, such as China, through third-party CROs, collaborators or manufacturers. A significant disruption in the operation of those CROs, collaborators or manufacturers could materially adversely affect our business and results of operations. • Additional laws and regulations governing international operations may preclude or delay us from developing, manufacturing or selling certain products and product candidates outside the United States, which could limit our growth potential and increase our development costs. • We or the third parties upon whom we depend may be adversely affected by risks beyond our control, such as natural disasters, political crises, acts of terrorism, epidemics and other outbreaks of communicable diseases, war or other catastrophic events and our business continuity and disaster recovery plans may not adequately protect us from the adverse effects of such events. Risks Related to Our Intellectual Property • If we are unable to obtain and maintain, maintain, enforce and defend patent protection for any product candidates we develop or for our novel gene therapy platform, our competitors could develop and commercialize products or technology similar or identical to ours and our ability to successfully commercialize any product candidates we may develop and our technology may be adversely affected. • If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected. • Issued patents covering our products candidates or gene therapy platform could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or other jurisdictions. • Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. • Changes in either patent laws or interpretation of the patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates and gene therapy platform. • Patent terms may be inadequate to protect our competitive position, our product candidates or gene therapy platform for an adequate amount of time. • Our rights to develop and commercialize our product candidates and gene therapy platform may be subject, in part, to the terms and conditions of licenses. • We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business and results of operations. • If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the rights to intellectual property that are important to our business. • We may not be able to protect our intellectual property and proprietary rights throughout the world. • We may be involved in legal proceedings in relation to intellectual property rights and to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful. • If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be adversely affected. • Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of our novel gene therapy platform, our product candidates and other technologies. • We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. • Intellectual property rights do not necessarily address all potential threats to our competitive advantage. • We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position. 62 | Confidential © 2023 | enGene

Risk factors continued Risks Related to Acquisitions and Collaborations • We may need to grow the size of our organization, both organically and through acquisitions, and we may experience difficulties identifying and hiring the right employees and successfully managing this growth. • Acquisitions, collaborations or other strategic partnerships may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks. • We may make acquisitions to expand our business and as a result, our results of operations may be adversely affected. Risks Relating to Owning Our Stock • A market for our common shares may not develop or be sustained, which would adversely affect the liquidity and price of our common shares. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price and liquidity of our common shares could decline. • Having a minority ownership interest in our company will mean that you may not have meaningful influence on our management. • Sales of a substantial number of our common shares in the public market by our existing shareholders could cause our share price to decline. • After the closing of the business combination, a significant number of our common shares are subject to issuance upon exercise of outstanding warrants and options, which may result in dilution to our shareholders. • Our future ability to pay cash dividends to shareholders is subject to the discretion of our board of directors and will be limited by our ability to generate sufficient earnings and cash flows. Risks Related to the Business Combination • Forbion European Acquisition Corp. (“FEAC”) may not have sufficient funds to consummate the business combination. • We have not yet entered into a definitive agreement for a business combination and, when we do, the completion of the business combination will be subject to the satisfaction of certain closing conditions, including a minimum cash condition and the approval of the business combination by us and FEAC’s shareholders. • FEAC and we will incur significant transition costs in connection with the business combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for corporate purposes by FEAC if the business combination is not completed. • The interests of affiliates of FEAC may conflict with the interests of investors in this proposed offering and in FEAC due to such affiliates of FEAC having an existing relationship with us. • Since the Sponsor and FEAC’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of FEAC’s other shareholders, a conflict of interest may exist in determining whether the business combination with us is appropriate as FEAC’s initial business combination. Such interests include that the Sponsor and FEAC’s directors and executive officers, may lose their entire investment if a business combination is not completed, and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the proposed business combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate FEAC. • Subsequent to the completion of the business combination, the combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the combined company's common share price, which could cause you to lose some or all of your investment. • The business combination may be completed even though material adverse effects may result from the announcement of the business combination, industry-wide changes, and other causes. • The ability to successfully effect the proposed business combination and to be successful thereafter will be totally dependent upon the efforts of key personnel, some of whom may be from FEAC and us, and some of whom may join the combined company following the initial business combination. The loss of key personnel or the hiring of ineffective personnel after the business combination could negatively impact the operations and profitability of the combined company. • Delays in completing the business combination may substantially reduce the expected benefits of the business combination. • The ability of FEAC’s shareholders to exercise redemption rights with respect to a large number of outstanding FEAC Class A ordinary shares could increase the probability that the business combination would be unsuccessful. • We may be a target of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the business combination from being completed. 63 | Confidential © 2023 | enGene

Risk factors continued Risks Related to Being a Public Company • Our management team has no experience managing a public company. • We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. • Our management is required to devote substantial time to maintaining and improving our internal controls over financial reporting and the requirements of being a public company which may, among other things, strain our resources, divert management’s attention and affect our ability to accurately report our financial results and prevent fraud. • If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. • If our estimates or judgments relating to our critical accounting standards prove to be incorrect, or such standards change over time, our results of operations could be adversely affected. • We may be unable to maintain the listing of our securities in the future. • Our revised governing documents will include provisions that may discourage takeover attempts. 64 | Confidential © 2023 | enGene